August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (312) 526-0696

David J. Neithercut
Chief Executive Officer and President
Equity Residential
Two North Riverside Plaza
Chicago, IL 60606

>   **Re: Equity Residential**
>   **Definitive 14A**
>   **Filed April 16, 2007**
>   **File No. 1-12252**

Dear Mr. Neithercut:

　　We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

　　In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

　　If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Meetings and Committees of the Board of Trustees, page 6

1. Clarify whether any director during the last full fiscal year attended fewer than 75% of the aggregate of the total number of meetings of the board and the total number of meetings held by all committees of the board on which he served. See Item 407(b)(1) of Regulation S-K. You currently only disclose that no trustee attended fewer than 75% of the meetings of the board.

Shareholder Nominees, page 8

2. On page 8 you refer shareholders to the company's bylaws for the procedure to deliver written notice for shareholder nominees. Instead, please describe the procedures to be followed by shareholders in submitting their recommendations. See Item 407(c)(2)(iv) of Regulation S-K.

Independence of Trustees, page 9

3. You state on page 9 that the board considered relationships and transactions, if any, during the past year between each trustee or any member of his or her immediate family and the company. Describe by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board in determining that the director is independent. See Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a).

Compensation Discussion and Analysis, page 19

4. Please analyze in this section why the change in control/severance agreements were designed and structured to provide the mentioned material compensation elements and levels.

Assessment of Individual Executive Performance, page 20

5. Individual officer performance is an important factor in determining compensation. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Benchmarking, page 22

6. You disclose that you benchmark to a peer group of 20 large public real estate investment trusts across a variety of asset classes. Please identify the benchmark

companies, as required by Item 402(b)(2)(xiv) of Regulation S-K, and discuss how these benchmarks are used by the company in determining compensation.

Elements of Total Compensation, page 22

7. Please analyze how the company determined each element of compensation based upon the consideration of the factors included in this section. Discuss with more specificity the factors considered, such as specific responsibilities of each executive, performance in the previous year, etc. We also note that the factors considered in determining long-term compensation include company performance and "annual goals and objectives." Provide a more detailed discussion of the specific factors considered. For example, identify any specific aspects of company performance that are considered in determining the long-term compensation, including any performance targets. See Item 402(b)(2)(v) of Regulation S-K.

Emphasis on Long-Term Compensation: Share Awards and Option Awards, page 24

8. You refer to share ownership guidelines in the discussion of the board of trustees on page 6. Please discuss these guidelines as they apply to the named executive officers in the Compensation Discussion and Analysis. See Item 402(b)(2)(xiii) of Regulation S-K.

Outstanding Equity Awards at December 31, 2006, page 32

9. You disclose in footnote three that the valuation for the 2006 grant pursuant to the Performance Share Plan was 0% of the target. It is unclear how you determined this valuation. We direct your attention to Instruction 3 to Item 402(f)(2) of Regulation S-K, which provides that if the target amount is not determinable, the company must provide a representative amount based on the previous fiscal year's performance.

Potential Payments Upon Termination of Employment or Change in Control, page 35

10. Please clarify those circumstances when the excise tax gross up would be payable and quantify the estimated payments. See Item 402(j)(2) of Regulation S-K.

Certain Relationships and Related Transactions, page 42

11. Provide the disclosure required by Item 404(b) of Regulation S-K regarding the company's policies and procedures for the review, approval and ratification of related party transactions.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel